# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN CALIFORNIA QUALITY MUNICIPAL INCOME FUND, CIK 0001074952
CUSIP: 67066Y832
Title of class of securities: PREFERRED SHARES
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel, 401 S. Tryon Street, 26th Floor, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,170; sole dispositive power 0; shared dispositive power 4,170; aggregate amount beneficially owned 4,170 (35.8% of the class)
  Comment: Shares reported include both shares of the CUSIP 67066Y832 listed on the cover page, and of CUSIP 67066Y824.
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,170; sole dispositive power 0; shared dispositive power 4,170; aggregate amount beneficially owned 4,170 (35.8% of the class)
  Comment: Shares reported include both shares of the CUSIP 67066Y832 listed on the cover page, and of CUSIP 67066Y824.

## Item 1. Security and Issuer
Title of class of securities: PREFERRED SHARES
Name of issuer: NUVEEN CALIFORNIA QUALITY MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Comment:
This Amendment No. 7 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 10, 2016 and filed with the SEC on June 15, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated February 28, 2017 and filed with the SEC on March 2, 2017 ("Amendment No. 1"), as amended by Amendment No. 2 dated November 16, 2017 and filed with the SEC on November 17, 2017 ("Amendment No. 2"), as amended by Amendment No. 3 dated January 29, 2018 and filed with the SEC on January 31, 2018 ("Amendment No. 3"), as amended by Amendment No. 4 dated October 1, 2018 and filed with the SEC on October 2, 2018 ("Amendment No. 4"), as amended by Amendment No. 5 dated November 13, 2020 and filed with the SEC on November 17, 2020 ("Amendment No. 5") and as amended by Amendment No. 6 dated February 21, 2024 and filed with the SEC on February 23, 2024 ("Amendment No. 6"), for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to certain preferred shares ("Preferred Shares") of Nuveen California Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed in relation to the redemption by the Issuer on July 28, 2025 of 180 MFP Shares (CUSIP No. 67066Y824) of the Issuer held by Capital Strategies.

## Item 2. Identity and Background
Name of person filing: This information is not changed by this Amendment.
Residence or business address: This information is not changed by this Amendment.
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This information is not changed by this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: This information is not changed by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This information is not changed by this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: This information is not changed by this Amendment.
Transactions in the class effected during the past sixty days: This information is not changed by this Amendment.
Other persons with the right to receive dividends or sale proceeds: This information is not changed by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This information is not changed by this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This information is not changed by this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.12 Amended and Restated Schedule I and Schedule II"

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (07/30/2025)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (07/30/2025)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.